Exhibit 99.1

Depositary’s Notice of

2026 Annual General Meeting of Shareholders of TURBO ENERGY, S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	899924104.*
ADS Record Date:	June 16, 2026.
Meetings’ Specifics:

2026 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the Company’s controlling shareholder, Umbrella Global Energy, S.A.’s registered office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 5:00 P.M. (Central European Time) on Monday, June 29, 2026 (11:00 A.M., Eastern Daylight Time, on Monday, June 29, 2026) on one call. Remote attendance at the Annual Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Annual Meeting. Shareholders attending the Annual Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Annual Meeting.

Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website.

Meeting Agenda:	Please refer to the Company’s Notice of Annual Meeting enclosed herewith. The Notice of Annual Meeting, Proxy Statement and latest Annual Report are available online at www.turbo-e.com.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on June 26, 2026.
Deposited Securities:	Ordinary Shares, par value €0.05 per share, of Turbo Energy, S.A., a company organized under the laws of the Kingdom of Spain (the “Company”).
ADS Ratio:	5 Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodians of Deposited Securities:	Citibank Europe plc.
Deposit Agreement:	Deposit Agreement, dated as of September 26 2023, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.

* ADS CUSIP No. is provided solely as a convenience and without any liability for accuracy.

To be counted, your Voting Instructions need to be received by the Depositary prior to

10:00 A.M. (New York City time) on

June 26, 2026.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Annual Meeting will be held at the date and time identified above. The Notice of Annual Meeting, Proxy Statement and latest Annual Report are available online at www.turbo-e.com.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Bylaws of the Company and the provisions of the Deposited Securities, to vote, cause the Custodian to vote, or give voting instructions with respect to the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The information contained herein with respect to the Annual Meeting has been provided by the Company. Citibank, N.A., is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A., does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Annual Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Plaza de América 2, 4AB

46004 Valencia, Spain

+34 961 196 250

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 29, 2026

To the Shareholders of TURBO ENERGY, S.A.:

Notice is hereby given that the 2026 Annual General Meeting of Shareholders (the “Annual Meeting”) of Turbo Energy, S.A., a corporation with limited liability organized under the laws of the Kingdom of Spain (the “Company,” “we,” “us” or “our”) will be held at the Company’s controlling shareholder, Umbrella Solar Investment, S.A.’s registered office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 5:00 P.M. (Central European Time) on Monday, June 29, 2026 (11:00 A.M., Eastern Daylight Time, on Monday, June 29, 2026) on one call. Remote attendance at the Annual Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Annual Meeting. Shareholders attending the Annual Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Annual Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website.

The Annual Meeting is held for the following purposes:

1. To elect eight persons to the Board of Directors of the Company, each to serve until the next annual general meeting of shareholders, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal;

2. To ratify the appointment of TAAD, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

3. To ratify the appointment of Grant Thornton, as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2026;

4. To assess and, where appropriate, approval of the individual annual accounts (balance sheet, profit and loss account, statement of changes in equity for the year, cash flow statement and notes to the annual accounts), as well as the management report, as required under the Spanish law;

5. To exam and, where appropriate, approval of the individual annual accounts’ proposed results allocation, as required under the Spanish law;

6.  To exam and, where appropriate, approval of the management of the Company by the Board of Directors (the “Board”) for the fiscal year ended December 31, 2025, as required under the Spanish law;

7. Granting powers for the execution and notarization of resolutions. To execute such public documents as may be necessary for the due formalization and registration in the Commercial Registry of the resolutions adopted at this Annual Meeting, including the correction or rectification, if necessary; and

8. Reading and approval, where appropriate, of the general shareholders meeting minutes.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Annual Meeting.

Shareholders who hold our ordinary shares and whose shares have been registered in the appropriate stock ledger five (5) days prior to the date of our Annual Meeting, are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof, pursuant to Spanish law.

Holders of record of our American Depositary Shares (the “ADSs”) as of the close of business on, June 16, 2026 (Eastern Daylight Time), who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

It is important that your shares are represented at the Annual Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Annual Meeting in person, please vote your shares promptly by mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote by mail before the Annual Meeting, or by voting in person at the Annual Meeting. ADS holders are urged to complete, sign, date and return their ADS voting instructions to Citibank, N.A.

If you plan to attend the Annual Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Annual Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Annual Meeting and vote in person.

By Order of the Board of Directors,

/s/ Enrique Selva Bellvis
June 18, 2026	Enrique Selva Bellvis
Chairman of the Board

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE Annual Meeting of shareholders TO BE HELD ON JUNE 29, 2026

This Notice, Proxy Statement and our Annual Report for fiscal year ended December 31, 2025, are available online at www.turbo-e.com.

In accordance with the provisions of the applicable regulations, as from the publication of this notice, shareholders are entitled to examine and obtain at the Company’s registered office or request that the documents submitted for approval be sent to them immediately and free of charge.

According to Spanish corporate law, the shareholders may request from the directors any information or clarifications they deem necessary regarding the matters included in the proxy statement, or submit in writing the questions they deem pertinent, up to the seventh day prior to the date scheduled for the meeting. The administrators shall provide the information in writing up to the day of the meeting.

TABLE OF CONTENTS

GENERAL INFORMATION	1
Purpose of Annual Meeting	1
Will there be any other items of business on the agenda?	2
Who is entitled to vote at the Annual Meeting?	2
What is the procedure for remote attendance of the Annual Meeting?	3
Does a shareholder have the right to supplement the agenda?	3
What is the official language of the Annual Meeting??	5
What constitutes a quorum and how will votes be counted?	5
Votes Required	5
How do I vote?	6
Revoking Your Proxy	6
Proxy Solicitation Costs	7
PROPOSAL NO. 1 ELECTION OF DIRECTORS	8
Director Nominees	8
Director Qualifications – General	9
Qualifications for All Directors	9
Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole	9
Summary of Qualifications of Nominees for Director	9
Vote Required	11
Recommendation of the Board	11
PROPOSAL NO. 2 RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS	12
Background	12
Vote Required	12
Recommendation of the Board	12
PROPOSAL NO. 3 RATIFICATION OF SELECTION OF SPANISH INDEPENDENT AUDITORS	13
Background	13
Vote Required	13
Recommendation of the Board	13
PROPOSAL NO. 4 TO ASSESS AND, WHERE APPROPRIATE, APPROVAL OF THE INDIVIDUAL ANNUAL ACCOUNTS (BALANCE SHEET, PROFIT AND LOSS ACCOUNT, STATEMENT OF CHANGES IN EQUITY FOR THE YEAR, CASH FLOW STATEMENT AND NOTES TO THE ANNUAL ACCOUNTS), AS WELL AS THE MANAGEMENT REPORT, AS REQUIRED UNDER THE SPANISH LAW	14
Background	14
Vote Required	14
Recommendation of the Board	14
PROPOSAL NO. 5 TO EXAM AND, WHERE APPROPRIATE, APPROVAL OF THE INDIVIDUAL ANNUAL ACCOUNTS’ PROPOSED RESULTS ALLOCATION, AS REQUIRED UNDER THE SPANISH LAW	15
Background	15
Vote Required	15
Recommendation of the Board	15
PROPOSAL NO. 6 TO EXAM AND, WHERE APPROPRIATE, APPROVAL OF THE MANAGEMENT OF THE COMPANY BY THE BOARD FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025, AS REQUIRED UNDER THE SPANISH LAW	16
Background	16
Vote Required	16
Recommendation of the Board	16
ANNUAL REPORT ON FORM 20-F	17
OTHER MATTERS	18

i

TURBO ENERGY, S.A.

Plaza de América 2, 4AB

46004 Valencia, Spain

+34 961 196 250

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Turbo Energy, S.A., a corporation with limited liability organized under the laws of the Kingdom of Spain (the “Company,” “we,” “us” or “our”), for the 2026 Annual General Meeting of Shareholders (the “Annual Meeting”). The Annual Meeting is to be held at the Company’s controlling shareholder, Umbrella Global Energy, S.A.’s registered office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 5:00 P.M. (Central European Time) on Monday, June 29, 2026 (11:00 A.M., Eastern Daylight Time, on Monday, June 29, 2026) on one call. Remote attendance at the Annual Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Annual Meeting. Shareholders attending the Annual Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Annual Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company’s website.

We will send or make these proxy materials available to shareholders on or about June 18, 2026.

GENERAL INFORMATION

Purpose of Annual Meeting

The purposes of the Annual Meeting are to seek shareholder approval of the following proposals:

1. To elect eight persons to the Board of Directors of the Company, each to serve until the next annual general meeting of shareholders, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal;

2. To ratify the appointment of TAAD, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

3. To ratify the appointment of Grant Thornton, as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2026;

4. To assess and, where appropriate, approval of the individual annual accounts (balance sheet, profit and loss account, statement of changes in equity for the year, cash flow statement and notes to the annual accounts), as well as the management report, as required under the Spanish law;

5. To exam and, where appropriate, approval of the individual annual accounts’ proposed results allocation, as required under the Spanish law;

6.  To exam and, where appropriate, approval of the management of the Company by the Board of Directors (the Board”) for the fiscal year ended December 31, 2025, as required under the Spanish law;

7. Granting powers for the execution and notarization of resolutions. To execute such public documents as may be necessary for the due formalization and registration in the Commercial Registry of the resolutions adopted at this Annual Meeting, including the correction or rectification, if necessary; and

8. Reading and approval, where appropriate, of the general shareholders meeting minutes.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not determined or reduced the authorized maximum number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Annual Meeting?

Shareholders who own our Ordinary Shares

Shareholders who appear as holders in the corresponding book-entry registry at least five (5) days prior to the date of our Annual Meeting, are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof, pursuant to Spanish law. For this purpose, accreditation will be required by means of the appropriate attendance card, a certificate issued by the depository institution adhered to Iberclear or by any other legally accepted means. The registration of attendance shall commence one hour before the scheduled time of the Annual Meeting.

Any shareholder entitled to attend may be represented by a proxy, who need not be a shareholder. The proxy must be conferred in writing by means of an attendance card or certificate or other accepted form and delegation duly completed and signed by the shareholder granting the proxy for each meeting. The proxy is revocable. The personal attendance to the Annual Meeting of the represented shareholder shall have the value of revocation.

Remote attendance at the Annual Meeting will be available through a link provided by the Company at least five days prior to the Annual Meeting. Shareholders can request access by emailing investors@turbo-e.com or by meeting the registration requirements on the Company’s website. To obtain access codes, shareholders must provide proof of their shareholder status, including an attendance card issued by the depositary or broker where the shares are held, along with a supporting document.

Shareholders attending the Annual Meeting remotely cannot vote. They must submit their votes to the Company by mail or by proxy prior to the Annual Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, to ensure your vote is counted, we encourage you to vote by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

Holders of our American Depositary Shares (“ADSs”)

If you are a holder of record of our ADSs as of the close of business on June 16, 2026 (Eastern Daylight Time), you may exercise your right to vote by completing and submitting the ADS voting card which will be sent, or made available, to you by Citibank, N.A. If your ADSs are held in an account at a brokerage firm, bank, nominee or similar organization, you should follow the directions provided by your broker, bank or other nominee. All ADS voting cards, however submitted, must be received by Citibank, N.A. no later than 10:00 A.M. (New York City time) on Friday, June 26, 2026.

Does a shareholder have the right to supplement the agenda?

As of the date of publication of the notice of the call, shareholders representing at least 5% of the share capital may request the publication of a supplemental notice of call, including additional points on the agenda. This request must be sent through any certifying means and received at the registered office of the Company within five days after the publication of this notice of call. The addendum shall be published at least fifteen (15) days prior to the date of the shareholder’s meeting.

What is the Procedure for Remote Attendance of the Annual Meeting?

Registration

Shareholders who hold our ordinary shares and choose to attend the Annual Meeting remotely must first register on the Company’s corporate website. To do so, they must be accredited before midnight (Central European Time) on Monday, June 22, 2026, by completing a verification form that will be made available to shareholders on the Company’s website and sending it to the email address investors@turbo-e.com.

The Company shall verify the data provided by the shareholder by contrasting them with the information available to it. The Company reserves the right to request from shareholders any additional means of identification it deems necessary to verify their status as shareholders and to guarantee the authenticity of remote attendance at the Annual Meeting.

If there is a discrepancy between the number of shares communicated by the shareholder and the number recorded in the Company’s files, the number of shares the Company has on record shall prevail for quorum and voting purposes.

If you are an ADS holder, please note that you will not be able to attend (in-person or virtually) or cast votes at the Annual Meeting. In order to vote your ADSs, you should complete and submit the ADS voting card in accordance with the instructions set out above.

Representation

Shareholders wishing to grant a proxy must do so prior to the Annual Meeting through the Company’s corporate website or by e-mail to the address investors@turbo-e.com or by postal correspondence sent to the attention of the “Shareholders’ Office” of the Company at the address at Plaza de América 2, 4AB, Valencia, Spain 46004.

The shareholder may obtain the proxy card by downloading and printing it from the Company’s corporate website, by picking it up at the registered office or by requesting that it be sent free of charge to the Shareholders’ Office (telephone +34 960 450 026 or e-mail investors@turbo-e.com).

The remote attendance shall only be considered valid if the status of shareholder is confirmed, verifying that the ownership and number of shares provided by each of the persons issuing their proxy or voting by remote means of communication coincide with the data in the possession of the Company.

In the case of joint ownership of shares, it shall be understood that the person who confers the representation or casts the remote vote has been appointed for the exercise of the rights of partner, if he is one of the joint owners.

The attendance at the Annual Meeting of a shareholder who had previously granted a proxy or voted by remote means of communication (such as postal) shall render the proxy granted or the vote cast null and void.

In the event that a shareholder confers several proxies and/or casts several votes (by mail), the action (granting of proxy or voting) that was taken last shall prevail.

If there is no certainty as to when the shareholder conferred the proxy or cast the vote, the latter (regardless of the means used to cast it) shall prevail over the proxy. If the shareholder has cast different votes in different directions, such as by postal, the vote cast last shall prevail.

In the case of shareholders who are legal entities, a photocopy of the power of attorney by virtue of which the powers of the natural person signing the proxy card must be sent to the Company.

In the event that the shareholder wishes to revoke the proxy granted, he/she must contact the Company, at the Shareholders’ Office at +34 960 450 026, before midnight, Central European Time, on June 22, 2026.

Connection

Shareholders wishing to attend remotely must access the remote attendance platform, identifying themselves by using the camera between 4:45 p.m. and 5:00 p.m. (Central European Time) on June 29, 2026.

Attendees will not be allowed to connect outside this time slot.

If the person attending remotely has granted proxies in his or her favor, and provided that these have been received by the Company within the admitted deadlines, he or she shall be notified so that, if applicable, he or she may accept them and send voting instructions to the secretary of the Annual Meeting.

A shareholder who has registered to attend remotely and wishes to leave the Annual Meeting may do so by stating their intention to the secretary of the Annual Meeting. Once they have communicated their express wish to leave the meeting, all subsequent actions shall be deemed not to have occurred.

The remote attendance mechanisms shall be closed at the end of the Annual Meeting or, as the case may be, when it is determined that there is not a quorum sufficient to hold the meeting.

It is the sole responsibility of the shareholder to keep the means of identification necessary to access and use the remote attendance service. In the case of a legal entity, the latter must notify any modification or revocation of the powers held by its representative and, therefore, the Company declines any liability until such notification is made.

Intervention

Shareholders who, in the exercise of their rights, intend to intervene in the Annual Meeting and, if applicable, request information or clarifications in relation to the items on the agenda, or make proposals in the cases permitted by Spanish law, shall state their intention to do so at the time of registration.

After this statement, and exclusively through the intervention form provided for this purpose, the attendees may formulate in writing and submit their intervention, question or proposal until the Chairman declares the Annual Meeting to be validly constituted. Any attendee who wishes his intervention to be recorded in the minutes of the Annual Meeting must expressly indicate this in the text of the same.

Voting

Voting on proposals relating to items included in this proxy statement may be cast as soon as the Chairman declares the Annual Meeting to be validly constituted, provided that the attendee has registered in accordance with the procedure set forth in the preceding paragraphs.

With regard to the proposed resolutions on those matters which, by legal mandate, need not appear on the proxy statement, the attendees may cast their votes from the moment indicated by the Chairman, once the proposal has been formulated and read.

The procedure set forth in the Company’s Bylaws shall be applied for voting on the proposed resolutions.

Suspension of electronic systems / Interconnection failures

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms of electronic representation or remote attendance at the Annual Meeting when technical or security reasons so advise or impose, for the granting of representation through remote means of communication and for remote attendance at the Meeting.

Should any of these events occur, it will be announced on the Company’s website. This is without prejudice to the validity of the proxies already granted, of the votes already cast and of the shareholders’ rights of attendance and representation.

The Company shall not be liable for any damages that may be caused to the shareholder due to breakdowns, overloads, line failures, connection failures, or any other eventuality of the same or a similar nature, beyond the Company’s control, that prevent the use of the electronic representation or voting mechanisms and/or remote assistance.

Therefore, such circumstances shall not constitute an illegitimate deprivation of the shareholder’s rights, without prejudice to the adoption of such measures as each situation may require, including the possible temporary suspension or extension of the Meeting if necessary to ensure the full exercise of their rights by the shareholders or their representatives.

What is the Official Language of the Annual Meeting?

The Annual Meeting will be held in Spanish. Translation into English will be facilitated only to the shareholders attending on remote and on previous request.

What constitutes a quorum and how will votes be counted?

The quorum for our Annual Meeting is comprised of shareholders entitled to vote and present in person or by proxy, representing no less than fifty percent of the votes attached to the then-issued share capital of the Company throughout the meeting. If, within half an hour from the time appointed for our Annual Meeting (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) a quorum is not present, then the Annual Meeting will be adjourned in the next 24 hours (in accordance with the provisions of our existing Bylaws) to the at the same time and place, or to such time and (where applicable) such place(s) and in such form and manner as the chairman of the meeting (or in default, the board) may absolutely determine.

Votes Required

Each of the proposals requires the affirmative vote of a simple majority of the votes of the shareholders (or their duly appointed proxies) entitled to vote and voting on such proposal.

How do I vote?

Holders of Ordinary Shares

Your shares may only be voted at the Annual Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using the following method:

●	By Mail. Shareholders of record as of the record date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

Holders of ADSs

If you are a holder of ADSs, you may exercise your right to vote by completing and submitting the ADS voting card which will be sent, or made available, to you by Citibank, N.A. If your ADSs are held in an account at a brokerage firm, bank, nominee or similar organization, you should follow the directions provided by your broker, bank or other nominee. All ADS voting cards, however submitted, must be received by Citibank, N.A. no later than 10:00 A.M. (New York City time) on Friday, June 26, 2026.

Citibank, N.A. will collate all votes properly submitted by ADS holders and submit a vote to the Company on behalf of all ADS holders.

Revoking Your Proxy

Holders of Ordinary Shares

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be affected by following the instructions for voting on your proxy card or vote instruction form. Unless revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Annual Meeting.

Holders of ADSs

If you hold ADSs, directly or through a broker, bank or other nominee, you must follow the instructions provided by Citibank, N.A. or such broker, bank or other nominee if you wish to change your vote. The last instructions you submit prior to the deadline indicated by Citibank, N.A. or the broker, bank or other nominee, as applicable, will be used to instruct Citibank, N.A. how to vote your ADSs.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

FOR FURTHER INFORMATION, SHAREHOLDERS MAY CONTACT TURBO ENERGY’S SHAREHOLDER OFFICE BY CALLING THE NUMBER +34 960 450 026 / +34 601 902 576, FREE OF CHARGE, FROM 9:00 A.M. TO 2:00 P.M., MONDAY THROUGH FRIDAY, OR BY SENDING AN EMAIL TO: / e-mail investors@turbo-e.com.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

There are currently eight directors serving on the Board. At the Annual Meeting, eight directors will be elected. The individuals who have been nominated for election to the Board at the Annual Meeting are listed in the table below. Each of the nominees is a current director.

If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for director at the time of the Annual Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a director. Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.

Director Nominees

The names, the positions and the ages as of the Record Date of the individuals who are our nominees for election as directors are:

Name	Age	Position with the Company	Term as Director (if selected)
Enrique Selva Bellvis	50	Chairman of the Board	December 2023 – Present
Mariano Soria	52	Chief Executive Officer, Interim Chief Financial Officer, General Manager and Director	December 2023 – Present
Miguel Valldecabres	47	Director	February 2023 – Present
Emilio Cañavate	42	Director	September 2023 – Present
Julian Groves	45	Director	December 2024 – Present
Daniel Green	60	Independent Director; Chair of Compensation Committee	September 2023 – Present
Monika Mikac	40	Independent Director; Chair of Audit Committee	September 2023 – Present
Héctor Dominguis	51	Independent Director; Chair of Nominating and Corporate Governance Committee	September 2023 – Present

Director Qualifications – General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareholders, the Nominating and Corporate Governance Committee considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Nominating and Corporate Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Corporate Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Nominating and Corporate Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of our current needs and business priorities. We are a NASDAQ listed company and a leader in the field of photovoltaic energy storage that is focused on developing innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. Therefore, the Board believes that a diversity of professional experiences in the photovoltaic energy storage industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of International Financial Reporting Standards should be represented on the Board. In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development. Therefore, the Board believes that academic and professional experience in research and development in the photovoltaic energy industry should also be represented on the Board.

Summary of Qualifications of Nominee for Director

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of our director nominee:

Mr. Enrique Selva Bellvís

Mr. Bellvís is the Chairman and founder of the Umbrella Group and majority shareholder of Umbrella Global Energy, S.A. He has been dedicated to the photovoltaic solar energy sector since 2003, both in Spain and Chile, where he has played a key role in the development and growth of the Umbrella Group. In addition to his work at Umbrella, Enrique serves as Vice-President of the Valencian Association of Energy Sector Companies. Before his career in the solar energy sector, Mr. Bellvis as the founder and CEO of Innova Ingenieros Consultores from 2000 to 2003.

Mr. Bellvis holds a degree in Industrial Engineering with a specialization in energy from the Polytechnic University of Valencia, which he earned in 2000. He also completed the Management Development Programme at the IESE Business School in 2006.

Mr. Mariano Soria

Mr. Soria has served as the Chief Innovation Officer for the Umbrella Group since March 2021. He has been Turbo Energy’s General Manager since October 2022 and was appointed to serve as the Company’s Chief Executive Officer in December 2023. He was also appointed to serve as the Interim Chief Financial Officer on February 17, 2026, until a successor is appointed.

From November 2012 to March 2021, Mr. Soria was Chief Executive Officer of Punt Mobles XXI S.L., having initially participated in the successful rescue of this iconic Spanish furniture company, after a bankruptcy process, from the Board of Directors of a venture capital firm (V.I. II, Sociedad de Capital Riesgo). He currently serves on Punt Mobles’s Board of Directors and as a shareholder of the company. Before joining Punt Mobles, Mr. Soria was the General Manager of REJMAR SA, a land development company, from February 2003 to November 2012, where he was responsible for the development of residential and industrial properties.

Mr. Soria received his degree in Industrial Engineering and Industrial Organization, both from the Polytechnic University of Valencia, and his Master’s in Business Administration from the European University of Madrid.

Mr. Miguel Valldecabres

Mr. Valldecabres has served as a Director on our Board since February 2023. Mr. Valldecabres’ interest in motor racing and enthusiasm for e-mobility began at a very young age. After earning a degree in Economics and receiving an MsC from the University of Southampton (U.K.), he got involved with Campos Racing as CFO, where he acquired the knowledge about motorsports. He spent the next five years at PwC in Spain and the United Kingdom working as a Senior Auditor, where he gained the business knowledge to launch his first entrepreneurial venture in the food industry - Chic-Kles, which he grew from start-up to over €25 million in annual sales and employing 180 people.

From December 2017 through October 2020, Mr. Valldecabres was the QEV Technologies, an engineering company he founded to specialize in the field of electro-mobility, focusing on design, construction and homologation of electric vehicles, the potential use of electric vehicles in the motor racing world, as well as the installation, control and maintenance of electric charging infrastructure. From October 2020 through present, Mr. Valldecabres has served as the CEO for Ev Dynamics, a Hong Kong-listed company and pioneer in the manufacture of electric buses and vans.

Mr. Emilio Cañavate

Mr. Cañavate has been our Director since September 2023. Mr. Cañavate joined the Umbrella Group as its Chief Financial Officer in 2017. Prior to Umbrella, he held the position of CFO in the agro-industrial sector from 2010 to 2017. He holds a Bachelor’s Degree in Business Administration and Management from the University of Valencia, which he earned in 2007, and a Master’s degree in Finance, Institutions and Markets from CUNEF, which he earned in 2009. Additionally, he completed an Executive MBA from EDEM Valencia in 2019.

Mr. Julian Groves

Mr. Groves has been our Director since January 2025. He brings Turbo Energy extensive experience in commercial strategy, geographic market expansion, worldwide product distribution and logistics, capital formation, private equity investments and corporate governance, as well as nearly three decades of experience leading business-to-business, direct-to-consumer, retail, wholesale and ecommerce initiatives for numerous iconic global brands in both the public and private sectors.   From February 2019 through February 2025 when the company completed a $318 million business combination with a Greece-based maritime services company, Mr. Groves was Chief Operating Officer and an executive member of the board of MGO Global, Inc., a Nasdaq-listed company engaged in global commercialization of digitally-native lifestyle brands that included both legendary soccer icon Leo Messi’s apparel brand, Messi Brand, and Stand Flagpoles. Prior to MGO, he served in senior leadership roles for a number of global lifestyle brand companies, including EC2M Holdings, J Brand Europe, True Religion, GUESS Europe, Burberry, Groupe Zannier International and Kenzo Parfums.

Mr. Daniel Green

Mr. Green has been our Director since September 2023. An English businessman since 1994, he is a successful serial entrepreneur, known for conceiving and scaling profitable businesses. Early in his career, he founded the breakthrough retail concept YouMe TV, which sold to BSkyB. Mr. Green’s vision and customer focus has been credited for driving his team’s success with HomeSun’s residential solar programme and then FlowGem, an IoT water leak detector sold to Centrica as part of the Hive proposition. Mr. Green is also a Crown Representative, working through the Cabinet Office to advise the UK Government. Mr. Green has served as Chief Executive Officer of Electron Green since July 2022 and as Chief Executive Officer of HomeSun Ltd. since April 2010.

Ms. Mónika Mikac

Ms. Mikac has been our Director since September 2023. A dynamic serial entrepreneur with over a decade of experience in raising capital and securing significant investments for startups in the electric vehicle (EV) sector, she currently serves as the CEO of NAD Capital, an investment fund dedicated to advancing the full spectrum of electric mobility. Previously, she held the position of Board Member and Chief Business Officer (CBO) at QEV Technologies, where she played a pivotal role in securing a €17 million funding round with the European Investment Bank. Recognized as one of the European Automotive Rising Stars, Ms. Mikac began her automotive career as the Chief Operating Officer (COO) at Rimac Automobili, where she contributed to the Company’s remarkable growth from one to 350 employees. As one of the first five employees, she managed a diverse range of responsibilities, including public relations, marketing, finance and administration, and was instrumental in raising over €50 million in funding.

Following her success at Rimac, Ms. Mikac dedicated herself to mentoring and aiding other companies in their development and growth journeys. She holds a University degree in Political Science and is a certified Project Manager. Additionally, she completed the Venture Capital Executive Program at Berkeley ExecEd in the USA. Ms. Mikac is also an active angel investor and serves as a Board Advisor for three innovative companies: Oilstainlabs, Hubigg, and Splx.AI.

Mr. Hector Dominguis

Mr. Dominguis has been our Director since September 2023. He has served as the Chief Executive Officer of GD Energy Services (GDES) since May 2012 and Chairman of the Board in 2024. Between 2021 and 2023, Mr. Dominguis was the president of the Spanish Nuclear Society (SNE) and is currently a member of the Steering Committee Member of Valencian Association of Entrepreneur, Vice President of LAB Mediterraneo Foundation, and an independent board member of Umbrella Global Energy, S.A.

Mr. Dominguis received a Materials Engineering degree from Imperial College, London with an MSc in Management from Surrey University. In addition, he earned a Master’s degree in Business Administration from ESADE and was part of the Management Development Programme (PDD) at IESE. Prior to GD Energy Services (GDES), Héctor worked as an Assistant to the Commercial Management at Plexi, SA (Röhm Group) and as a Consultant in Estrategia y Dirección, SL. In 2010, he won the Valencian Community Innovator of the Year award bestowed by the newspaper El Mundo and the Valencian community and the Murcia Region Business Executive of the Year Award from Ernst & Young.

Vote Required

The election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Recommendation of the Board

The Board recommends a vote FOR the election of the nominees listed above.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

The Audit Committee has selected TAAD, which has served as our independent registered public accounting firm since 2021, to serve as the Company’s independent auditors for the fiscal year ending December 31, 2026. We are asking our shareholders to ratify our company’s selection of TAAD as our independent registered public accounting firm at the Annual Meeting. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of TAAD to our shareholders for ratification as a matter of good corporate governance practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of our company and our shareholders.

Vote Required

The ratification of the appointment of TAAD as our independent registered public accounting firm requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR ratification of the selection of TAAD as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF SPANISH PUBLIC ACCOUNTING FIRM

Background

The Audit Committee has selected Grant Thornton, SLP Sociedad Unipersonal, which has served as our Spanish public accounting firm since 2025, to serve as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2026. We are asking our shareholders to ratify our Company’s selection of Grant Thornton, SLP Sociedad Unipersonal as our Spanish public accounting firm at the Annual Meeting. The Board is submitting the selection of Grant Thornton, SLP Sociedad Unipersonal to our shareholders for ratification as a matter of good corporate governance practice and as required under Spanish law. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another Spanish public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different Spanish public accounting firm at any time during the year if it determines that such a change would be in the best interests of our company and our shareholders.

Vote Required

The ratification of the appointment of Grant Thornton, SLP Sociedad Unipersonal as our Spanish public accounting firm requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR ratification of the selection of Grant Thornton, SLP Sociedad Unipersonal as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2026.

PROPOSAL NO. 4

TO ASSESS AND, WHERE APPROPRIATE, APPROVAL OF THE INDIVIDUAL ANNUAL ACCOUNTS (BALANCE SHEET, PROFIT AND LOSS ACCOUNT, STATEMENT OF CHANGES IN EQUITY FOR THE YEAR, CASH FLOW STATEMENT AND NOTES TO THE ANNUAL ACCOUNTS), AS WELL AS THE MANAGEMENT REPORT, AS REQUIRED UNDER THE SPANISH LAW

Background

Based upon the recommendations of the Board of Directors held on May 21, 2026 in Valencia, the Board proposed to our shareholders to approve the individual annual accounts (balance sheet, profit and loss account, statement of changes in the net equity for the year, cash flow statement and annual report) as well as the individual management report of Turbo Energy, S.A. for the fiscal year ended December 31, 2025.

Why We are Asking our Shareholders to Approve the Individual Annual Accounts

We are asking our shareholders to ratify these documents which have been signed by all the directors who have declared that, to the best of their knowledge, the annual accounts prepared in accordance with the applicable accounting principles give a true and fair view of the net worth, financial position and results of the Company, and that the management report includes a true and fair analysis of the evolution and business results and of the position of the Company, together with a description of the main risks and uncertainties they face. These documents have also been favorably reported on by the Audit Committee and verified by the Spanish Company’s Statutory Auditor.

Furthermore, the presentation and ratification of the Individual Annual Accounts (balance sheet, profit and loss account, statement of changes in equity for the year, cash flow statement and annual report) as well as the Company’s Individual Management Report, is a legal requirement for Spanish companies under the Spanish Law.

Vote Required

The approval of the Individual Annual Accounts proposal requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends that you vote “FOR” for the Individual Annual Accounts proposal.

PROPOSAL NO. 5

TO EXAM AND, WHERE APPROPRIATE, APPROVAL OF THE INDIVIDUAL ANNUAL ACCOUNTS’ PROPOSED RESULTS ALLOCATION, AS REQUIRED UNDER THE SPANISH LAW

Background

Based on the recommendations of the Board of Directors at its meeting held on May 21, 2026, in Valencia, the Board proposes that the shareholders approve the distribution of the result for the fiscal year ended December 31, 2025, of TURBO ENERGY, S.A. Specifically, the net loss in the amount of One Million One Hundred Fifty-Six Thousand Three Hundred Nine Euros (€1,156,309) shall be applied in full to the “negative results in previous years” account, in accordance with the proposal formulated by the Company’s Board of Directors and submitted for approval by the general meeting of shareholders.

Why We are Asking our Shareholders to Approve the Individual Annual Accounts’ Proposed Results Allocation

The presentation and ratification of the application of the result for the year 2025 formulated by the directors of the Company, is a legal requirement for Spanish companies under the Spanish Law. In this regard, the proposal for the application of the result for the fiscal year ended December 31, 2025 formulated by the directors of the Company, and which is approved by the general meeting of shareholders without any modification, consists of applying the losses in the amount of One Million One Hundred Fifty-Six Thousand Three Hundred Nine Euros (€1,156,309) for the year to the accounting entry “Negative results in previous years”.

Vote Required

The approval of the Individual Annual Accounts’ Proposed Results Allocation proposal requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends that you vote “FOR” for the Individual Annual Accounts’ Proposed Results Allocation proposal.

PROPOSAL NO. 6

TO EXAM AND, WHERE APPROPRIATE, APPROVAL OF THE MANAGEMENT OF THE COMPANY BY THE BOARD FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025, AS REQUIRED UNDER THE SPANISH LAW

Background

Based upon the recommendations of the Board of Directors held on May 21, 2026 at Valencia, the Board proposed to our shareholders to approve the management of the Company by the Board during the fiscal year ended December 31, 2025.

The proposal for the approval of the management of the Company by the Board during the fiscal year ended December 31, 2025, implies the validation of the actions and decisions taken by this organ during the financial year. Involves the analysis of whether the strategic objectives, management efficiency, legal compliance and transparency were met. Documentation such as the management report, annual accounts and audit reports are reviewed.

Why We are Asking our Shareholders to Approve the Management of The Company by the Board during the fiscal year ended December 31, 2025

The presentation and ratification of the application of the result for the year 2025 formulated by the directors of the Company, is a legal requirement for Spanish companies under the Spanish Law. In addition, the approval of the Board of Directors’ management at the Shareholders’ Meeting is crucial for transparency, performance evaluation, legitimization of the Board, dialogue with shareholders and continuous improvement. It allows shareholders to learn about the Board’s actions, evaluate its performance, legitimize its work, dialogue with them and propose improvements for the company’s future.

Vote Required

The approval of the management of the Company by the Board during the fiscal year ended December 31, 2025 requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends that you vote “FOR” for the approve the management of the Company by the Board during the fiscal year ended December 31, 2025 proposal.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.

PROTECTION OF PERSONAL DATA

Responsible for processing: Turbo Energy, S.A. and contact address for these purposes at Plaza de América 2, 4AB 46004 Valencia, Spain or at protecciondatos@umbrellasolarinvestment.com is responsible for the processing of personal data (among others, identification, contact, electronic signature, access credentials, relating to the condition of shareholder or shareholder’s representative, as well as, if applicable, the image and/or voice and IP address of connection in case of remote attendance) collected or generated on the occasion of the Annual Meeting in accordance with this notice, either directly from the shareholders and representatives, or from the entities in which the shares are deposited.

Purposes of processing and basis of lawfulness: the aforementioned personal data will be processed in accordance with the General Data Protection Regulation, and other applicable regulations, and for the following purposes: (i) to manage the exercise and control of the shareholder’s rights (which includes, verification of the identity and status of the shareholder or representative, managing the registration and access in the remote assistance platform and the recording of the call in the case of exercising the right to vote via telephone), (ii) to send information related to the shareholder’s investment, (iii) to manage the call and holding of the Annual Meeting. The processing of personal data for the aforementioned purposes (i), (ii) and (iii) is carried out on the basis of the execution of the relationship maintained between the shareholder and Turbo Energy, S.A. and the fulfillment of the legal obligations applicable to Turbo Energy, S.A.

Recipients of personal data: The data processed by Turbo Energy, S.A. may be provided to third parties in case of obligation or legal requirement, as would be the transfer to those third parties that are duly legitimized in the exercise of the right of information provided for in the applicable regulations.

Security of the treatment and conservation period: the aforementioned personal data will be treated adopting the most demanding security measures and technical means to avoid its loss, misuse or unauthorized access, and will be conserved during the period in which the relationship between the shareholder and Turbo Energy, S.A. survives and, after that period, for 6 more years or, if applicable, for a longer period corresponding to the prescription period of any legal or contractual actions that may be applicable.

Exercise of data protection rights: the rights of access, rectification, opposition, deletion, portability, limitation of processing, as well as revocation of consent, as applicable, may be exercised by the owner of the personal data, proving their identity, by letter or email addressed to the contact address mentioned above. Additionally, it is informed that Turbo Energy, S.A. has appointed a Data Protection Delegate, with whom the interested party may contact through the e-mail protecciondatos@umbrellasolarinvestment.com to submit any claim or request related to the protection of their personal data on the occasion of the Annual Meeting. Finally, the data subject is informed of his or her right to file a complaint with the Spanish Data Protection Agency (www.aepd.es) if he or she considers that his or her data protection rights have been violated.

Other aspects: the shareholder shall be solely responsible for the completion of the required forms with false, inaccurate, incomplete or outdated data. In the event that, in the documentation sent, the shareholder includes personal data referring to other individuals and in the event that a third party attends the Annual Meeting as a representative of the shareholder, the shareholder must inform them of the points contained in the preceding paragraphs and comply with any other requirements that may be applicable for the correct transfer of personal data to Turbo Energy, S.A.

OTHER MATTERS

Our Board is not aware of any business to come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

June 18, 2026	By Order of the Board of Directors

/s/ Enrique Selva Bellvis
Enrique Selva Bellvis
Chairman of the Board